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                                                                  Exhibit (a)(2)

Company Press Release

Schering Berlin Inc. Announces Tender Offer for Diatide, Inc.

MONTVILLE, N.J. and LONDONDERRY, N.H.--(BUSINESS WIRE)--Sept. 20, 1999--

Schering Berlin Inc., a wholly-owned subsidiary of Schering AG, Germany (DAX:
SCHG) and Diatide Inc. (NASDAQ: DITI - news) jointly announced today that Schering Berlin Inc. and its wholly-owned subsidiary BXA Acquisition Company, have entered into an agreement to acquire Diatide for a cash payment of $9.50 per share of common stock. The agreement provides for a tender offer for all of the outstanding shares of common stock of Diatide to be initiated shortly and for a subsequent merger of BXA into Diatide.

"This acquisition is a key component of our global strategy to widen our business focus to include radiopharmaceuticals which not only have excellent market potential but also complement our business interests in Diagnostic Imaging and Therapeutics," said Dr. Hubertus Erlen, Chairman-Scherling Berlin Inc. "We're convinced that the combination of Diatide's product portfolio, R&D pipeline, and expertise in developing radiopharmaceuticals along with the long-standing scientific expertise of Schering AG, Germany in Diagnostics and Therapeutics will make a strong contribution to our goal of becoming a leading global provider of innovative radiopharmaceuticals. By investing in Diatide, we expect to develop new technologies in this area more quickly than if we expanded our own internal capabilities."

Diatide, a New Hampshire-based pharmaceutical company, applies its proprietary technologies in peptide engineering, molecular biology, and radiolabeling chemistry to the development of disease-specific diagnostic agents and therapeutics for life-threatening diseases. The company's current pipeline includes novel imaging products and tumor and vascular therapeutics. Diatide launched its first product, AcuTect(tm), in 1998 for imaging for acute deep vein thrombosis in the lower extremities. The Food and Drug Administration (FDA) approved Diatide' second product, NeoTect(tm), for imaging of lung cancer on August 3, 1999. Diatide is exploring a line of therapeutics, primarily for cancer treatment, called Theratides. These consist of targeting peptides that are similar to those used in Diatide's imaging products; however, Theratides are labeled with a therapeutic beta-emitting radioisotope.

Dr. Richard T. Dean, Diatide President and CEO said, "With its global resources and extensive experience in diagnostics and therapeutics, the Schering AG, Germany organization is well positioned to take Diatide's technology to the next level of development. Through this merger, we believe that Diatide is
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gaining the resources and commercialization capabilities that will facilitate the successful development and positioning of our products. Our Board of Directors has determined that the tender offer and subsequent merger are in the best interest of our stockholders."

Scherling Berlin Inc., is the U.S. management holding company for Schering AG, Germany. In addition to BXA, Schering Berlin Inc. has five research-driven subsidiaries: Berlex Laboratories, Inc. (pharmaceuticals in the areas of Diagnostic Imaging, Female Healthcare, and Therapeutics for life-threatening and chronic, disabling diseases), Medrad Inc. (magnetic resonance injection systems and vascular injection systems), AgrEvo USA Company (crop production and crop protection), Berlichem Inc. (pharmaceutical chemicals), and Scherling Berlin Venture Corporation (equity investments in leading-edge technologies). Schering Berlin Inc. is located in Montville, New Jersey.

Warburg Dillon Read acted as financial advisor to Schering Berlin Inc., and CIBC World Markets Corp. acted as financial advisor to Diatide
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Contact:

Wendy K. Neininger
973-276-2043